Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a review of the results of operations, financial condition and cash flows of COSCIENS Biopharma Inc. (formerly Aeterna Zentaris Inc.) for the three and nine months ended September 30, 2025. In this MD&A, “COSCIENS”, the “Company”, “we”, “us” and “our” mean COSCIENS Biopharma Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in the Company’s unaudited interim condensed consolidated financial statements (the “interim consolidated financial statements”) as of September 30, 2025 and 2024, and the Company’s annual consolidated financial statements as of December 31, 2024 and 2023. This material, and additional information about the Company, is available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov/edgar and on the Company’s website at www.cosciensbio.com.

All amounts in this MD&A are presented in thousands of United States (“U.S.”) dollars, except for share and per share data, or as otherwise noted. This MD&A was approved by the Company’s Board of Directors (the “Board”) on, and is dated, November 11, 2025.

About Forward-Looking Statements

Certain statements in this MD&A, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward-looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this MD&A, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Specific forward-looking statements in this document includes, but is not limited to, statements relating to: plans to strengthen operational performance, drive shareholder value and growth; the intention to continue operating with a leaner organizational structure and lower operating costs; the possible trading of the common shares on the OTCQB® Venture Market; the Company’s intention to deregister from, and terminate its U.S. reporting obligations and any projected cost savings resulting therefrom; the possible expansion into new markets; the winding down of operations for the for the cosmeceutical line, JuventeDC; possible next steps for advancing the expansion of Macrilen® into the US market; the timing of the availability of the results of the Phase 2a study evaluating avenanthramides; possible commercialization strategies for PGX; expected future financial results; and the finalization and implementation of the remediation plan for the Company’s system of internal control over financial reporting. All forward-looking statements are given pursuant to the “safe harbour” provisions of applicable securities legislation.

The forecasts and projections that make up the forward-looking statements contained herein are based on the Company’s current expectations and assumptions, including factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, and including, but not limited to assumptions based on historical trends, current conditions, and expected future developments, and assumptions regarding: the ability of the Company to terminate its U.S. reporting obligations in a timely manner;, the ability of the Company’s to execute on its strategic plans and find new customers and partners in connection therewith; the development of technologies and value-driving products; the extraction, production and commercialization of active ingredients from natural sources and our ability to successfully market related products; the successful development and marketing of our pipeline products as well as such products’ capability to address unmet needs within new markets; Macrilen® (macimorelin) and the Company’s plans in respect of same; the Company’s business strategy; the Company’s positioning in its target markets; the impact of tariffs and other trade barriers , on our costs and revenues, as well as on the macroeconomic framework in which we operate, which may be material; the Company’s plans for its PGX Technology; pre-clinical and clinical studies and trials and their expected timing and results, including the potential to bring certain products to market following such studies and trials; the ability of our pharmaceutical therapeutic assets to address unmet medical needs across a number of indications; the adequacy of our financial resources to finance operations and expenditure requirements; limitations on internal controls over financial reporting and our ability to address identified material weaknesses; and the plans, objectives, future outlook and financial position of the Company in general.

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Forward-looking statements involve known and unknown risks and uncertainties, and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement. Such risks and uncertainties include, among others: the Company’s present and future business strategies, including that the strategic review and related initiatives undertaken by the Company as described herein may not have the expected or desired results in the short-term or long-term; operations and performance within expected ranges; anticipated future cash flows; local and global economic conditions and the environment in which the Company operates; the policies of the current presidential administration in the United States, including the ongoing use and effects of tariffs and other trade barriers to address the administration’s policy goals, as well as any counter-duties, counter-tariffs and/or other counter-measures implemented in response by other countries, could materially impact our costs and revenues, as well as the macroeconomic framework in which we operate; anticipated capital and operating costs; uncertainty in our revenue generation from our marketed products; product development and related clinical trials and validation studies; results from our products under development may not be successful or may not support advancing the product; the failure of the DETECT-trial to achieve its primary endpoint in Childhood Onset Growth Hormone Deficiency (“CGHD”) may impact the market for macimorelin (Macrilen®; Ghryvelin®) in adult hormone growth deficiency (“AGHD”) and the existing relationships we have for that product; our now heavy dependence on sales by and revenue from our main distributor of active ingredients and its customers; the continued availability of funds and resources to successfully commercialize our products; the ability to secure strategic partners for late stage development, marketing, and distribution of our products; our ability to enter into out-licensing, development, manufacturing, marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect; our ability to protect and enforce our patent portfolio and intellectual property; our ability to continue to list our common shares on the TSX; the continued trading and liquidity of our common shares on the informal OTC market and our ability to obtain a quotation for our common shares on the OTCQB® Venture Market and the liquidity and trading of our common shares on such market if obtained; and our ability to deregister from, and terminate our reporting obligations under, the Exchange Act, and to realize any projected cost savings therefrom, as well as any impact on the trading of our common shares as a result thereof.

These risk factors are not intended to represent a complete list of the risk factors that could affect the Company. These factors and assumptions, however, should be considered carefully. More detailed information about these and other factors is included under “Risk Factors” in the Annual Report on Form 20-F and in other documents furnished to the SEC and in our other public disclosure filed under our profile on SEDAR+ at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Many of these factors are beyond our control. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, particularly in light of any resulting impacts on the global economy and on the Company’s business. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except as required by applicable securities laws. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors, or to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

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Company Overview

COSCIENS is a life science company with a diverse portfolio focused on the development of natural, plant-based active ingredients and engaged in the commercialization of pharmaceutical and diagnostic products. COSCIENS’ natural active ingredient business leverages the Company’s proprietary manufacturing and extraction technologies to develop Avenanthramides and Beta Glucan active ingredients currently used in leading skincare brands worldwide. COSCIENS’ lead pharmaceutical product Macimorelin (Macrilen; Ghryvelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency (“EMA”) approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD).

The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CSCI” and were assigned the trading symbol “CSCIF” by FINRA’s Department of Market Operations for quoting and trading in the market for unlisted securities (i.e., the “over-the-counter market” or “OTC” market) in the United States as of September 4, 2025.

Strategic and Operational Updates

During the third quarter of 2025, the Board of Directors and executive leadership team continued the restructuring work discussed in Q2, which involved a reduction in force across its segments to reduce costs, streamline the structure and align resources to key strategic priorities, and resulted in a reduced total headcount by 27% with changes across all functions of the Company. The Board of Directors and executive leadership team also started the comprehensive strategic growth review of the business, with the goals of strengthening operational performance, driving long-term shareholder value, and ensuring that the Company is positioned for sustainable and profitable growth.

Focus on Revenue-Generating Base Business

Stabilizing the core business continues to be a strong priority and, during the quarter, management implemented measures to drive discipline in base business management forecasting, and an end-to-end procurement to manufacturing review to identify process improvements. As a result, Q3 gross margins showed an improvement of 700 basis points over the previous quarter, driven by both cost cuts and operational improvements. Additionally, a full market assessment was completed to understand the current category dynamics in the core categories of the Active portfolio and identify future growth including adjacent categories and product line extensions.

Cost Structure Reset and Zero-Based Budgeting

The Company launched a zero-based budgeting (ZBB) initiative in Q2 to improve the efficiency of the organizational structure. The initiative included reduction in headcount and was implemented in the quarter to further align costs with strategic priorities. The cost reset and restructuring initiative began showing results in Q3 with overall operating expenses down 59% vs. Q3 2024 resulting in significantly lower cash outflow for the quarter. The business will continue to seek organizational structure and lower operating costs as the initiative continues.

Nasdaq Delisting – Continued Listing on TSX – Application for quotation on the OTCQB® Venture Market

As previously announced, during the quarter, the Company voluntarily delisted from Nasdaq effective as of September 5, 2025, while maintaining its listing on the TSX. Following the Nasdaq delisting, FINRA’s Department of Market Operations assigned the trading symbol “CSCIF” to the Company’s common shares for quoting and trading on the informal OTC market in the United States as of September 4, 2025. On November 3, 2025 the Company applied to the OTC Markets Group Inc. for its common shares to be quoted for trading on the OTCQB® Venture Market, however, there can be no assurance that its application will be approved or the timing thereof or that any broker will make, or continue to make, a market in the Company’s common shares in the U.S. either on the informal OTC market or, if approved, on the OTCQB® Venture Market. The Company’s voluntary delisting from Nasdaq marked the first step in the Company’s broader strategy to seek to cease its public reporting obligations under in the U.S. Accordingly, the Company intends to file a Form 15-F with the SEC in the future once it is able to do so pursuant to the SEC’s rules to deregister from, and terminate its reporting obligations under, the Exchange Act, including its obligations to file and submit annual reports on Form 20-F and reports on Form 6-K in the U.S. with the SEC. Once the Company files a Form 15-F with the SEC, its U.S. reporting obligations with the SEC will be immediately suspended at that time, and deregistration from the Exchange Act would be effective 90 days after the filing of the Form 15-F, at which time the Company’s U.S. reporting obligations thereunder would be fully terminated.

As a life science company, it is important for the Company to continue to focus on both short term and future growth. Given the current economic environment and ecosystem, the Company believes this strategic decision will position COSCIENS to enhance efficiency and reduce costs, with efforts designed to elevate competitiveness and maintain the Company’s viability.

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Strategic Growth Review

Active Ingredients

The Company’s active ingredient segment focuses on leveraging its unique expertise in the extraction, production and commercialization of active ingredients from natural sources. We believe the Company’s commercialized products are well positioned in the personal care category and focused on the documented health benefits of bio actives extracted from oats. These products include:

●	A commercial line of natural active ingredients, including beta glucan, avenanthramides (colloidal oat extract), oat flour and oat oil, which are marketed to the personal care, cosmetic and animal health industries through distribution partners and direct sales.

●	Veterinary therapeutic products, including an oat shampoo, an ear cleanser, and a dermal complex/conditioner, which are manufactured and marketed to veterinarians in Japan and broader Asia.

With a renewed focus on the revenue generating base business, the management team conducted a review of the core competencies of the business and identified additional category opportunities for this portfolio in the personal care and cosmetics category, and is also evaluating possibilities for expanding the into the food and beverage, dermatology, and pharmaceutical markets. The Company is conducting research to understand the regulatory and manufacturing requirements to be competitive in these large, global markets. Additionally, the Company is working to establish new partners in each of these categories to provide the route to market and industry specific insight to develop a strong growth plan.

As part of the same review, management evaluated the business plans for the nutraceuticals consumer products and made the strategic decision not to enter the consumer products market given the high cost of entry, cost competitiveness, need for strong brand marketing and lack of a direct-to-consumer distribution route to market. In addition, the Company is also engaging in discussions with potential new customers for the Company’s active ingredients business to generate revenue within the Company’s current portfolio.

Suspension of Juvente Cosmeceuticals Line

As part of the strategic growth review, the Company has made the decision to suspend operations, and is taking steps to wind down operations for the cosmeceutical line, JuventeDC due to limited success in the direct-to-consumer e-commerce channels.

Pharmaceutical

Macrilen

The Company’s current commercial product, Macrilen® (macimorelin), is the first and only FDA and EMA approved oral test indicated for the diagnosis of adults with growth hormone deficiency. To date the product has launched in the United Kingdom, Sweden, Denmark, Finland, Germany, Netherlands, Austria, Spain, Ireland and France.

As previously disclosed, the Phase 3 DETECT trial evaluating Macrilen for the diagnosis of Childhood Onset Growth Hormone Deficiency (CGHD) did not achieve its predefined primary endpoints. Since this time the Company conducted post hoc analysis in consultation with key opinion leaders providing evidence for diagnostic reliability and advantages in safety, convenience and reproducibility in comparison to established standard growth hormone stimulation tests, and requested a Type C meeting with the FDA which aimed to evaluate the viability of approving the pediatric program based on the post-hoc analysis of the Phase III P02 DETECT study. Considering the known limitations in the established procedures to diagnose CGHD, the Company proposed to modify the ground truth determination, as a basis to assess the diagnostic performance of the macimorelin test. The FDA acknowledged the limitations of the current diagnostic framework which generates a high rate of false positives, but stated that redefining diagnostic thresholds is not within the FDS’s remit. On October 9, 2025, the agency declined to accept the proposed alternative analysis, citing deviation from established diagnostic guidelines and a concern about excluding patients from treatment eligibility. Consequently, full pediatric approval by the FDA under the current analytical proposal is unlikely at this time.

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The Company is evaluating its options for advancing the possible expansion of Macrilen® into the US market, including the possibility of submitting data for the subgroup with the most robust results of the pediatric population to the FDA and seeking EMA Scientific Advice leveraging the Phase III results and post hoc analysis. The result of these actions could determine a possible path forward for the pediatric indication in the US and European markets. Simultaneously the Company continues to evaluate all options, including additional licensing, sale and partnership opportunities in other key markets as it pertains to the adult indication.

Avenanthramides for Potential Applications in Inflammation Based Diseases

In November 2023, the Company initiated a Phase 1 safety study evaluating avenanthramides, for potential applications in managing conditions related to inflammation. The Phase 1-2a study (“AvenActive”) is a double-blind, placebo-controlled, randomized, adaptive, first-in-human study designed to assess safety, tolerability, and pharmacokinetics of single and multiple ascending oral doses of avenanthramide. 72 healthy subjects have completed the Phase 1 portion of the trial which included 48 healthy subjects in a single ascending dose (SAD) arm and 24 healthy subjects in a multiple ascending dose (MAD) arm. Subjects received doses ranging from 30mg to 960mg per group per day. Given that no significant adverse reactions have been observed during SAD and MAD phases, The Data Safety and Monitoring Board recommended to start the Phase 2a with patients suffering from mild inflammation. A total of 20 patients were enrolled in the Phase 2a portion which is designed to gather information on safety, pharmacokinetics and initial signs of activity. The Phase 2a study concluded in Q3 2025 and the complete study results will be available in the coming months.

Technology

The Company’s core technology used to extract and process bio actives is a proprietary Ethanol Fractionation Process (EFP). EFP is currently used to produce the Company’s Active ingredient formulations. The Company also has a license for Pressurized Gas eXpanded (PGX) Technology. PGX is a patented, unique technology with several key advantages over conventional drying and purification technologies that can be used to process biopolymers into high-value and novel biocomposites. In 2023, the Company commenced a collaboration with Austria-based NATEX Prozesstechnologie GesmbH to accelerate the scale-up of PGX Technology at both its Edmonton facility and at the Natex Termitz facility in Austria. Construction of the PGX unit in Edmonton was completed in Q4 of 2024 and the PGX unit in Austria was completed in the third quarter of 2025 with technical validation for both units ongoing through Q3 of 2025. Through the evaluation of PGX, the Company has concluded the feasibility for several applications. The Company is contacting potential industry partners, with the capability to commercialize specialty materials, such as yeast beta glucan, or to leverage the technology in their own production operations.

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Consolidated Statements of Loss and Comprehensive Loss Data

(in thousands of US dollars, except loss per share)	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	$	$	$	$
Revenues	1,483	1,871	5,732	6,265
Cost of sales	(862)	(914)	(3,694)	(3,585)
Gross profit	621	957	2,038	2,680

Research and development	527	2,799	2,351	5,391
Selling, general and administrative	2,101	2,992	7,664	7,702
Impairment of property and equipment	240	-	240	-
Write-down of inventory	76	-	76	-
Impairment of intangible assets	-	1,459	-	1,459
Total operating expenses	2,944	7,250	10,331	14,552
Loss from operations	(2,323)	(6,293)	(8,293)	(11,872)

Foreign exchange loss	(32)	(55)	(166)	(13)
Finance costs	(43)	(22)	(136)	(106)
Interest income	57	210	246	293
Other income	4	21	20	96
Change in fair value of warrant and DSU liabilities	518	272	154	2,026
Other income	504	426	118	2,296

Loss before income taxes	(1,819)	(5,867)	(8,175)	(9,576)

Income tax recovery	-	112	-	998
Net loss	(1,819)	(5,755)	(8,175)	(8,578)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	(196)	(334)	(1,179)	(841)
Items that will not be reclassified subsequently to profit or loss:
Actuarial gain (loss) on defined benefit plans	(2)	(936)	1,237	(936)
Comprehensive loss	(2,017)	(7,025)	(8,117)	(10,355)

Basic and diluted loss per share	(0.57)	(1.85)	(2.59)	(3.58)

Weighted average number of shares outstanding (basic and diluted)	3,177,261	3,106,503	3,159,381	2,394,927

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Revenue and cost of sales

The following table summarizes our gross margin earned during the periods indicated:

(in thousands of US dollars, except percentages)	Three months ended September 30,
	2025	2024	Change	Change
	$	$	$	%
Revenue
Active ingredients	1,476	1,707	(231)	-14%
Pharmaceutical	7	164	(157)	-96%
Total revenue	1,483	1,871	(388)	-21%
Cost of sales
Active ingredients	853	839	14	2%
Pharmaceutical	9	75	(66)	-88%
Total cost of sales	862	914	(52)	-6%
Gross Profit	621	957	(336)	-35%
Gross Profit %	42%	51%

Our total revenue for the three-month period ended September 30, 2025, was $1.5 million as compared to $1.9 million for the same period in 2024, a decrease of $0.4 million. This decrease was primarily due to a decrease of $0.2 million in sales of Avenanthramides, Beta Glucan and Oat Oil from the same period in 2024 and $0.2 million in Macrilen due to the timing of shipments. Cost of sales for the three-month period ended September 30, 2025, decreased by $0.1 million, primarily due to the lower sales volumes during the period. The gross margin for the three-month period ended September 30, 2025, was $0.6 million as compared to $1.0 million for the same period in 2024, a decrease of $0.4 million, effectively resulting in a 9% decrease to gross margin as a result of the lower pharmaceutical sales which typically carry higher margins.

(in thousands of US dollars, except percentages)	Nine months ended September 30,
	2025	2024	Change	Change
	$	$	$	%
Revenue
Active ingredients	5,280	6,098	(818)	-13%
Pharmaceutical	452	167	285	171%
Total revenue	5,732	6,265	(533)	-9%
Cost of sales
Active ingredients	3,535	3,506	29	1%
Pharmaceutical	159	79	80	101%
Total cost of sales	3,694	3,585	109	3%
Gross Profit	2,038	2,680	(642)	-24%
Gross Profit %	36%	43%

Our total revenue for the nine-month period ended September 30, 2025, was $5.7 million as compared to $6.2 million for the same period in 2024, a decrease of $0.5 million. This decrease was primarily due to a decrease of $0.8 million in sales of Avenanthramides, Beta Glucan and Oat Oil from the same period in 2024, offset by a $0.3 million increase in Macrilen since the 2024 period includes only 4 months of Macrilen revenues due to the timing of the merger, compared to 9 months in 2025. Cost of sales for the nine-month period ended September 30, 2025, increased by $0.1 million, primarily due to the higher sales volumes of Macrilen during the period. The gross margin for the nine-month period ended September 30, 2025, was $2.0 million as compared to $2.7 million for the same period in 2024, a decrease of $0.7 million, effectively resulting in a 24% decrease to gross margin as a result of slight production overruns in the first half of 2025.

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Research and development expenses

The following table summarizes our research and development expenses incurred during the periods indicated:

(in thousands of US dollars, except percentages)	Three months ended September 30,
	2025	2024	Change	Change
	$	$	$	%
Direct research and development expenses:
Avenanthramides for inflammation-based diseases	163	328	(165)	-50%
Macimorelin pediatric DETECT-trial	16	1,301	(1,285)	-99%
PGX	28	15	13	87%
Additional programs	88	638	(550)	-86%
Sub total	295	2,282	(1,987)	-87%
Employee-related expenses	241	470	(229)	-49%
Facilities, depreciation, and other expenses	(9)	47	(56)	-119%
Total	527	2,799	(2,272)	-81%

Our total research and development expenses in the three-month period ended September 30, 2025, decreased by $2.3 million compared to the same period in 2024. The decrease was primarily due to decreased spending on the DETECT-trial of $1.3 million, Avenanthramides of $0.2 million, other programs of $0.6 million, and employee-related expenses of $0.2 million.

(in thousands of US dollars, except percentages)	Nine months ended September 30,
	2025	2024	Change	Change
	$	$	$	%
Direct research and development expenses:
Avenanthramides for inflammation-based diseases	667	1,601	(934)	-58%
Macimorelin pediatric DETECT-trial	272	1,682	(1,410)	-84%
PGX	51	64	(13)	-20%
Additional programs	334	974	(640)	-66%
Sub total	1,324	4,321	(2,997)	-69%
Employee-related expenses	963	996	(33)	-3%
Facilities, depreciation, and other expenses	64	74	(10)	-14%
Total	2,351	5,391	(3,040)	-56%

Our total research and development expenses for the nine-month period ended September 30, 2025, were $2.4 million as compared to $5.4 million for the same period in 2024, a decrease of $3.0 million. The decrease was primarily due to decreased spending on the DETECT-trial of $1.4 million, Avenanthramides of $0.9 million, and other programs and expenses of $0.7 million.

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Selling, general and administrative expenses

The following table summarizes our Selling, general and administrative expenses incurred during the periods indicated:

(in thousands of US dollars, except percentages)	Three months ended September 30,
	2025	2024	Change	Change
	$	$	$	%
Selling, general and administrative expenses:
Salaries & benefits	1,032	1,213	(181)	-15%
Insurance	181	290	(109)	-38%
Professional fees	367	488	(121)	-25%
Other office & general expenses	521	1,001	(480)	-48%
Total selling, general and administrative expenses	2,101	2,992	(891)	-30%

Our total selling, general and administrative expenses for the three-month period ended September 30, 2025, were $2.1 million as compared to $3.0 million for the same period in 2024, a decrease of $0.9 million. This was primarily attributable to the merger completed in 2024 and the associated professional service fees which were not repeated in 2025 as well as management’s cost cutting measures which took place in the third quarter of 2025 and the impact of the respective costs such as:

●	A decrease in salaries & benefits of $0.2 million;
●	A decrease in insurance expenses of $0.1 million; and
●	A decrease in professional fees of $0.1 million; and
●	A decrease in other office & general expenses of $0.5 million.

(in thousands of US dollars, except percentages)	Nine months ended September 30,
	2025	2024	Change	Change
	$	$	$	%
Selling, general and administrative expenses:
Salaries & benefits	3,378	2,068	1,310	63%
Insurance	730	441	289	66%
Professional fees	1,671	2,671	(1,000)	-37%
Other office & general expenses	1,885	2,522	(637)	-25%
Total selling, general and administrative expenses	7,664	7,702	(38)	-0.5%

Our total selling, general and administrative expenses for the nine-month period ended September 30, 2025, were $7.7 million as compared to $7.7 million for the same period in 2024, remaining consistent year over year, however, expense trends varied across categories, reflecting both decreases and increases. This was primarily attributable to the merger completed in 2024 and the associated professional service fees which were not repeated in 2025 as well as management’s cost cutting measures which took place in the third quarter of 2025 and the impact of the respective costs such as:

●	An increase in salaries & benefits of $1.3 million due to employee terminations in the third quarter of 2025 resulting in the accrual of severance payments owing in addition to 4 months of Aeterna salaries being presented in 2024 versus 9 months in 2025;
●	An increase in insurance costs of $0.3 million related to the merger transaction; offset by
●	A decrease in professional fees of $1 million primarily due to the additional legal costs in 2024 related to the merger transaction; and
●	A decrease in other office & general expenses of $0.6 million due to downsizing of the German office space in 2025.

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Other income (costs)

For the three-month period ended September 30, 2025, our net other income was $0.5 million as compared to $0.4 million for the same period in 2024. The $0.1 million increase in other income was primarily attributable to the increase of the change in fair value of warrant and DSU liabilities in the amount of $0.3 million offset by a decrease in interest income of $0.2 million.

For the nine-month period ended September 30, 2025, our net other income was $0.1 million as compared to $2.3 million for the same period in 2024. This decrease of $2.2 was primarily attributable to the decrease of the change in fair value of warrant and DSU liabilities in the amount of $1.9 million, additional foreign exchange losses of $0.2 million, and a decrease in interest income of $0.1 million.

Net loss

For the three-month period ended September 30, 2025, we reported a consolidated net loss of $1.8 million, or $0.57 loss per common share, as compared with a consolidated net loss of $5.8 million, or $1.85 loss per common share for the same period in 2024. The $4.0 million decrease in net loss is attributable to the movements described above and a recognition of impairment expense on intangible assets in the amount of $1.5 million in 2024, offset by a recognition of impairment expense on property and equipment in the amount of $0.2 million in 2025 and a write-down of inventory in the amount of $0.1 million in 2025.

For the nine-month period ended September 30, 2025, we reported a consolidated net loss of $8.2 million, or $2.59 loss per common share, as compared with a consolidated net loss of $8.6 million, or $3.58 loss per common share for the same period in 2024. The $0.4 million decrease in net loss is attributable to the movements described above and a recognition of impairment expense on intangible assets in the amount of $1.5 million in 2024, offset by a recognition of impairment expense on property and equipment in the amount of $0.2 million in 2025, a write-down of inventory in the amount of $0.1 million in 2025 and an income tax recovery in the amount of $1.0 million in 2024.

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Selected quarterly financial data

	Three months ended
(in thousands of US dollars, except for per share data)	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2024
				$
Revenues	1,483	2,749	1,500	3,322
Net loss	(1,819)	(2,701)	(3,655)	(6,731)
Net loss per share (basic and diluted) (1)	(0.57)	(0.85)	(1.16)	(2.15)

	Three months ended
(in thousands of US dollars, except for per share data)	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
	$	$	$	$
Revenues	1,871	2,337	2,057	1,213
Net loss	(5,755)	(1,422)	(1,401)	(1,565)
Net loss per share (basic and diluted) (1)	(1.85)	(0.64)	(0.76)	(0.85)

(1)	Net loss per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

Historical quarterly results of operations and net loss cannot be taken as reflective of recurring revenue or expenditure patterns of predictable trends, largely given the non-recurring nature of certain components of our revenues, unpredictable quarterly variations in net finance income and of foreign exchange gains and losses.

Historical quarterly sales and results primarily fluctuate due to variations in the timing of customer orders of different product mixes, and changes in the optimal use of our capacity to manufacture products.

Consolidated Statements of Financial Position Data

(in thousands of US dollars)	September 30, 2025	December 31, 2024
	$	$
Cash and cash equivalents	8,524	16,393
Trade and other receivables and other assets	3,552	4,897
Inventories	1,759	2,691
Restricted cash equivalents	132	123
Property, equipment and intangible assets	9,892	10,966
Total assets	23,859	35,070
Accounts payable, accrued liabilities and income taxes payable	2,066	4,835
Current portion of provisions	329	376
Current portion of deferred revenues	19	120
Lease liabilities	2,171	2,310
Warrant and DSU liabilities	1,357	1,611
Non-financial non-current liabilities (1)	12,837	12,648
Total liabilities	18,779	21,909
Shareholders’ equity	5,080	13,161
Total liabilities and shareholders’ equity	23,859	35,070

(1)	Comprised mainly of employee future benefits and non-current portions of deferred revenues

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Liquidity and capital resources

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents and restricted cash equivalents being its primary components, is to ensure sufficient liquidity to finance its manufacturing operations, R&D costs, selling, general and administrative expenses and working capital requirements. The capital management objective of the Company remains the same as that in previous periods. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise. The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

Cash flows

The following table shows a summary of our consolidated cash flows for the periods indicated:

(in thousands of US dollars)	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	$	$	$	$
Cash and cash equivalents – Beginning of period	9,333	27,804	16,393	6,678
Net cash used in operating activities	(676)	(7,779)	(7,003)	(11,569)
Net cash used in financing activities	(85)	(188)	(392)	(386)
Net cash provided by (used in) investing activities	4	83	(659)	25,399
Effect of exchange rate changes on cash & cash equivalents	(52)	78	185	(124)
Cash and cash equivalents – End of period	8,524	19,998	8,524	19,998

Operating Activities

Cash used by operating activities was $0.7 million for the three-month period ended September 30, 2025, as compared to $7.8 million in the same period in 2024. This $7.1 million decrease in operating cash outflows is attributed primarily to:

●	a $5.1 million decrease in net working capital change in operating assets and liabilities from the previous period due primarily to the merger and the associated professional service fees which were not repeated in 2025 as well as management’s cost cutting measures in 2025 and the impact of the respective costs; and
●	a decrease in net loss (excluding non-cash items) of $2.0 million.

Cash used by operating activities was $7.0 million for the nine-month period ended September 30, 2025, as compared to $11.6 million in the same period in 2024. This $4.6 million decrease in operating cash outflows is attributed primarily to:

●	a $3.1 million decrease in net working capital change in operating assets and liabilities from the previous period due primarily to the merger and the associated professional service fees which were not repeated in 2025 and the impact of the respective costs; and
●	a decrease in net loss (excluding non-cash items) of $1.5 million.

Investing activities

Cash provided by investing activities totaled nil for the three-month period ended September 30, 2025, as compared to $0.1 million in the same period in 2024. This $0.1 million decrease in investing cash inflows is attributed primarily to a decrease of $0.2 in restricted cash equivalents, offset by a decrease of $0.1 in purchases of property and equipment.

Cash used in investing activities was $0.7 million for the nine-month period ended September 30, 2025, as compared to cash provided by investing activities of $25.4 million in the same period in 2024. This $26.1 million decrease in investing cash inflows is attributed primarily to cash inflows associated with the acquisition of Aeterna of $26.0 million and a decrease of $0.2 in restricted cash equivalents, offset by a decrease of $0.1 in purchases of property and equipment.

Financing activities

Cash used in financing activities totaled $0.1 million for the three-month period ended September 30, 2025, as compared to $0.2 million for the three-month period ended September 30, 2024. This $0.1 million decrease in cash outflows is primarily related to additional payments of DSU’s and lease liabilities.

Cash used in financing activities totaled $0.4 million for the nine-month period ended September 30, 2025, as compared to $0.4 million for the nine-month period ended September 30, 2024, remaining consistent year over year.

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Capital Stock

As of November 10, 2025, we had 3,182,963 common shares issued and outstanding, as well as, 111,108 stock options, 27,500 deferred share units and 583,457 warrants outstanding. Each stock option, deferred share unit and warrant is exercisable for one common share.

Adequacy of financial resources

As of September 30, 2025, the Company had an accumulated deficit of $19.0 million and a net loss of $1.8 million resulting in negative cash flows from operations of $0.7 million for the three-month period ended September 30, 2025. We believe that our existing cash on hand will be sufficient to fund our anticipated operating and capital expenditure requirements for at least the next 12 months. We plan to finance our future operations and capital expenditures primarily through products sales and cash on hand. We also believe that our existing cash on hand will be sufficient to fund our anticipated operating and capital expenditure requirements beyond the next 12 months and into 2027. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than we expect. We may also require additional capital to pursue in-licenses or acquisitions of other product candidates.

Our forecast of the period through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary materially as a result of a number of factors. Our future capital requirements are difficult to forecast and will depend on many factors, including:

●	the terms and timing of any other collaboration, licensing, and other arrangements that we may establish;
●	the initiation, progress, timing, and completion of preclinical studies and clinical trials for our current and future potential product candidates, as well as other research and development programs;
●	our alignment with health authorities on regulatory approval requirements;
●	the number and characteristics of product candidates that we pursue;
●	the outcome, timing, and cost of regulatory approvals;
●	delays that may be caused by changing regulatory requirements;
●	the cost and timing of hiring new employees to support our continued growth and potential expense associated with any loss of key personnel;
●	the costs involved in filing and prosecuting patent applications and enforcing and defending patent claims;
●	the costs of filing and prosecuting intellectual property rights and enforcing and defending any intellectual property-related claims;
●	the costs associated with any potential late receipt or non-receipt of trade and other receivables;
●	the potential costs associated with foreign currency fluctuations or changing interest rates;
●	our ability to expand our customer base and related demand fluctuations;
●	the costs associated with any potential interruption or quality impacts on raw material supplies;
●	the transition to a new presidential administration in the United States, including the potential use and effects of tariffs to address the administration’s policy goals, could materially impact the macroeconomic framework in which we operate.
●	the costs of responding to and defending ourselves against complaints and potential litigation;
●	the costs and timing of procuring clinical and commercial supplies for our product candidates; and
●	the extent to which we acquire or in-license other product candidates and technologies.

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Contractual obligations and commitments as of September 30, 2025

Significant expenditure contracted for at the end of the reporting period but not recognized as liabilities is as follows:

(in thousands of US dollars)	TOTAL
$
Less than 1 year	124
1 - 5 years	16
140

The Company previously entered into license agreements with Agriculture Canada (AG) for a technology to increase the concentration of avenanthramides in selected oat and with University of Alberta for a Pressurized Gas eXpanded Technology (PGX) for the processing of various polymers. The royalty percentage rate would be 2% strictly for sales made from avenanthramides produced from the AG technology while royalty percentage rates would range between 1.0% to 3.5% for sales made from products manufactured using the PGX Technology, the rate being according to the classification of the resulting product (cosmeceutical, nutraceutical, pharmaceutical).

Contingencies

From time to time, the Company may be a party to litigation and subject to claims incidental to its business. Although the results of litigation and claims cannot be predicted with certainty, the Company currently believes that the final outcome of these matters will not have a material adverse effect on its business. At each reporting period, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable, requiring recognition of a loss accrual, or whether the potential loss is reasonably possible, requiring potential disclosure.

Critical Accounting Estimates and Judgments

Critical accounting estimates and assumptions, as well as critical judgements used in applying accounting policies in the preparation of the Company’s condensed interim consolidated financial statements, were the same as those applied to Company’s annual consolidated financial statements as of and for the year ended December 31, 2024, except for those noted in note 2 of the interim condensed consolidated financial statements for the period ended September 30, 2025.

Financial Risk Factors and Other Financial Instruments

The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk and how we manage those risks are described in note 23 to our audited consolidated financial statements as of December 31, 2024. There have been no significant changes to our financial risk factors and other financial instruments during the six months ended September 30, 2025.

Related Party Transactions

During the three and nine month period ended September 30, 2025, other than employment agreements and indemnification agreements with our management, there are no further related party transactions.

Off-Balance Sheet Arrangements

As of September 30, 2025, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Risk Factors and Uncertainties

An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related consolidated financial statements, investors are urged to carefully consider the risks described under the heading “Risk Factors” in the Annual Report on Form 20-F for the year ended December 31, 2024 and under the heading “Risks and Uncertainties”, for a discussion of the various risks that may materially affect our business. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

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Our most recent Annual Report on Form 20-F was filed with the relevant Canadian securities’ regulatory authorities at www.sedarplus.ca and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for establishing and maintaining our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 and Canadian securities legislation).  Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under U.S. and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as at September 30, 2025. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these disclosure controls and procedures were not effective as of that date due to the material weaknesses in internal control over financial reporting disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024 available on SEDAR+ at www.sedarplus.ca and on EDGAR at sec.gov and as described below.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. The Company’s internal control over financial reporting is a process designed under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentations. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of September 30, 2025, based on the criteria established in Internal Control – Integrated Framework: 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO framework”). Based on the results of that evaluation, our management concluded that, as of September 30, 2025, the Company’s internal control over financial reporting was not effective due to the identification of the material weaknesses disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024, and described below.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

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Our management concluded that material weaknesses existed as of the year ended December 31, 2024. Specifically, based on the criteria established by the COSO framework, our management identified deficiencies in the COSO framework principles associated with the control environment, control activities, information and communication and monitoring components of internal control, that constitute material weaknesses, either individually or in the aggregate.

The Company underwent a business combination on June 3, 2024 pursuant to which Aeterna combined with Ceapro in a plan of arrangement. As part of the integration of Aeterna and Ceapro, our management has put in place a process to standardize policies and procedures and harmonize controls across the Company in order to develop and operate effective internal control over financial reporting. As the harmonization of these controls remains in progress, the following material weaknesses were identified by management as of December 31, 2024:

Ineffective Control Environment: The Company did not maintain an effective control environment based on the criteria established in the COSO framework. The Company did not have sufficient competent personnel with the appropriate levels of knowledge, experience, and training in accounting and internal control over financial reporting. The material weakness in the control environment led to the additional material weaknesses detailed below.

Ineffective Control Activities: The Company did not maintain effective control activities based on the criteria established in the COSO framework. Specifically, these control deficiencies constitute material weaknesses, either individually or in the aggregate:

(a)	Control activities were not designed, implemented or performed in a timely manner to support the operating effectiveness of the controls to prevent and detect potential material errors.

(b)	The Company lacked sufficient personnel with appropriate technical training in, and experience with, IFRS to allow for a detailed review of complex accounting transactions that would identify errors in a timely manner, including in areas such as revenue recognition, inventory, fixed assets and impairment of assets.

(c)	The Company did not have an adequate segregation of duties or appropriate level of review that is needed to comply with financial reporting requirements, including segregation of duties over the preparation, independent review, and recording of journal entries.

Ineffective Information and Communication: Management was unable to generate or provide adequate quality supporting information and communication based on the criteria established in the COSO framework. Management concluded that the Information Technology General Controls were not operating effectively, undermining the Information Technology environment’s capability to support the integrity of financial reporting, with deficiencies identified across all key Information Technology General Controls areas in scope.

Ineffective Monitoring Activities: The Company did not maintain effective monitoring activities based on the criteria established in the COSO framework. Management identified that the Company did not have in place adequate processes for oversight, accountability for performance of internal control over financial reporting responsibilities, and timely implementation of corrective activities, and therefore could not perform sufficient ongoing evaluations to ascertain whether the components of internal control were present and functioning.

Management’s Plan to Remediate the Material Weaknesses

We have started implementing a remediation plan to address the material weaknesses discussed above and to improve our internal control over financial reporting. The remediation plan includes:

●	In response to our evaluation long-term resource needs and requirements, the Company made personnel changes to ensure we have adequate resources with the necessary technical knowledge, oversight and accountability to ensure there is adequate segregation of duties and to satisfy the Company’s internal control over financial reporting needs and requirements.

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●	We have also committed to providing the Company’s personnel with the necessary guidance and on-the-job training to effectively perform their responsibilities related to internal control over financial reporting.

●	Significant progress has been made regarding formalizing the documentation of internal control over financial reporting at the Company to assist in assessing, implementing and maintaining an effective control environment, including: scoping and risk assessment; business process flows; risk control matrices; and the evaluation of the design and operating effectiveness of controls.

●	We are implementing a formal monitoring program over our internal control framework that will more effectively identify, evaluate and remediate deficiencies than the current year and regularly report on progress of internal control remediation efforts to the audit committee during 2025.

●	We will implement additional system capabilities and continue to enhance existing controls that support management’s assertions with respect to the completeness, accuracy and validity of complex accounting transactions on a timely basis.

Although the documentation of internal control over financial reporting has been formalized, the material weaknesses will not be remediated until the necessary controls have been fully implemented and are operationally effective. As we finalize and implement the remediation plan outlined above, we may also identify additional measures to address the material weaknesses or modify certain of the remediation procedures described above. We also may implement additional changes to our internal control over financial reporting as may be appropriate in the course of remediating the material weakness. There can be no assurance that the measures we take in response to the material weaknesses described above will be sufficient to remediate such material weaknesses or to avoid potential future material weaknesses or significant deficiencies.

The material weaknesses will continue to be addressed through 2025.

Changes in Internal Control Over Financial Reporting

As stated above, we have initiated a plan and respective changes to our internal controls over financial reporting for the three-month and nine month periods ended September 30, 2025. These changes include enhancing the control environment, strengthening the control activities, improving information and communication processes, and formalizing monitoring activities. Other than these changes, no other material changes have been made in regards to the internal controls over financial reporting.

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